UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2011 or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from _____________ to _______________

Commission file number     1-7891

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DONALDSON COMPANY, INC.
RETIREMENT SAVINGS AND
EMPLOYEE STOCK OWNERSHIP PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DONALDSON COMPANY, INC.
1400 WEST 94TH STREET
MINNEAPOLIS, MINNESOTA 55431

Donaldson Company, Inc.
Retirement Savings and Employee Stock
Ownership Plan
Financial Statements Including Report of Independent Registered Public Accounting Firm and Supplemental Schedule
December 31, 2011 and 2010

Donaldson Company, Inc.

Retirement Savings and Employee Stock Ownership Plan

Note:	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Investment Committee and Administrator of the

Donaldson Company, Inc. Retirement Savings and Employee Stock Ownership Plan

Minneapolis, Minnesota

We have audited the accompanying statements of net assets available for benefits of Donaldson Company, Inc. Retirement Savings and Employee Stock Ownership Plan (the Plan) as of December 31, 2011 and 2010 and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of the Plan, as listed in the table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Baker Tilly Virchow Krause, LLP

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota

June 6, 2012

1

Donaldson Company, Inc.

Retirement Savings and Employee Stock Ownership Plan

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

	2011	2010

Assets
Investments, at fair value
Interest-bearing cash	$239,206	$686,552
Mutual funds	202,321,889	199,175,034
Donaldson Company, Inc. Common Stock Fund	306,764,442	283,811,896
Common / collective trust	38,440,993	39,621,494

Total investments, at fair value	547,766,530	523,294,976

Receivables
Employer contributions receivable	625,587	461,438
Participant contributions receivable	380,839	419,103
Notes receivable from participants	4,588,031	4,493,376

Total assets	553,360,987	528,668,893

Net assets available for benefits at fair value	553,360,987	528,668,893

Adjustment from fair value to contract value for fully benefit-responsive investment contract	(933,988)	(391,235)

Net assets available for benefits	$552,426,999	$528,277,658

The accompanying notes are an integral part of these financial statements.

2

Donaldson Company, Inc.

Retirement Savings and Employee Stock Ownership Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2011

Additions to net assets attributed to:

Investment income
Interest and dividend income	$7,148,078
Net appreciation of the fair value of investments	34,935,729
Total investment income	42,083,807

Contributions
Employer	6,970,372
Participants	14,285,675
Rollovers	1,215,025
Total contributions	22,471,072
Total additions	64,554,879

Deductions from net assets attributable to:
Benefits paid to participants	(40,371,642)
Administrative expenses	(33,896)
Total deductions	(40,405,538)

Net increase in net assets available for benefits	24,149,341

Net assets available for benefits
Beginning of year	528,277,658

End of year	$552,426,999

The accompanying notes are an integral part of these financial statements.

3

Donaldson Company, Inc.

Retirement Savings and Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2011 and 2010

1.	Description of the Plan

The Donaldson Company, Inc. Retirement Savings and Employee Stock Ownership Plan (the “Plan”) is a defined contribution plan sponsored and administered by Donaldson Company, Inc. (the “Company”). The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The following description of the Plan is provided for general information purposes only. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

Fidelity Management Trust Company is the Plan’s trustee (the “Trustee”) and recordkeeper.

Eligibility

All regular full-time and part-time employees are eligible to participate in the Plan upon employment, as defined by the Plan document. Employees covered by a labor agreement are not eligible for any Company contributions, unless their labor agreement and the Plan document provide for it.

Contributions

Participants may contribute up to 40% of pre-tax annual compensation, as defined by the Plan. The Plan was amended in April 2009 to limit contributions that highly compensated individuals could make to the Plan to 6% of pre-tax annual compensation. This limit was eliminated effective January 1, 2011.  As of 2010, Internal Revenue Service (“IRS”) regulations defined highly compensated individuals as those that earned more than $110,000 during the previous year.  Participants may also contribute amounts representing rollover distributions from other qualified retirement plans.  Participants over age 50 may contribute an additional catch-up contribution.

The Company makes fixed matching contributions to the Plan for employees eligible for the matching contribution as defined in the Plan document. The fixed matching contributions are based on participant contributions into the Plan and are calculated at 100% of the first 3% of compensation deferred by the participant and deposited into the Plan and 50% of the next 2% of compensation deferred by the participant and deposited into the Plan.  The fixed matching contributions are made in cash. Fifty percent of the matching contribution is invested directly in the Company’s common stock while the other fifty percent is invested as the participant’s pre-tax contributions are invested.

The Company may make discretionary contributions to the Plan from time to time for employees eligible for the discretionary contribution as defined in the Plan document. Discretionary contributions are allocated among the participants pro rata based upon the total annual compensation of participants who have 1,000 hours of service in the Plan year and are employed by the Company on the last day of the Plan year. The Company did not make a discretionary contribution for the Plan years ended December 31, 2011 or 2010.

The discretionary contributions may be made in cash or in the Company’s common stock. If the contribution is made in cash, it will be invested according to the participant’s investment election for their pre-tax contributions.

The Company also provides an annual Company contribution to employees in the Chillicothe, Missouri facility covered by a collective bargaining agreement. A Company contribution equal to 4% of each eligible employee’s pay is made subsequent to the Plan year end. For the Plan year ended December 31, 2011, the Company contribution for Chillicothe employees was $201,042. The contributions are invested according to the participants’ investment elections for their pre-tax contributions. For employees not making pre-tax contributions, the contributions are made to the default Fidelity Freedom Fund as discussed below.

4

Donaldson Company, Inc.

Retirement Savings and Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2011 and 2010

Participant Accounts

Participants direct the investment of their contributions into various investment options offered by the Plan. If a participant does not allocate his or her contributions, the contributions are placed in the age appropriate Fidelity Freedom Fund. The participant may directly invest in the Company’s common stock up to 15% of his or her contributions.

The allocation of the participant’s contributions to the investment funds may be changed daily. There are no restrictions on transfers among or between the various investment options for employee contributions. Participants may transfer money out of the Donaldson Company, Inc. Common Stock Fund, but are limited on transferring money into this fund. If the participant has less than 15% of his or her total balance in the Donaldson Company Inc. Common Stock Fund, the participant is able to transfer funds into it up to the amount where the total invested in the fund is 15% of the participant’s total balance. Each participant’s account is credited with his or her contributions, including rollover contributions, his or her share of Company contributions, and an allocation of related investment earnings thereon. Allocation of investment earnings is based on the value of the participant’s account at the close of each day.

Vesting

Participants are 100% vested in their accounts at all times.

Payment of Benefits

Upon termination of employment, disability or termination of the Plan, a participant or designated beneficiary will receive the participant’s account balance in a lump-sum payment. Hardship withdrawals, as defined in the Plan document, are allowed at any time, subject to approval by the Administrative Committee.

Notes Receivable from Participants

Under the Plan document, participants may borrow up to 50% of their employee contribution account balance or $50,000, whichever is less. Company contributions are not available for loans. Loans must be repaid by the participant within five years, unless the loan is used to acquire the participant’s primary residence in which case the term may not exceed ten years. The loan interest is 1% over the prime lending rate on the first day of the Plan year (January 1) coinciding with the year in which the loan is granted. Interest rates on outstanding loans at December 31, 2011, ranged from 4.25% to 10.50%. Loans mature at various dates through December 2021 and are generally paid through payroll deductions.

Plan Termination

The Company has the right under the Plan document to amend or terminate the Plan. In the event of termination of the Plan, the assets of the Plan will be distributed to the participants in accordance with the Plan document.

2.	Summary of Significant Accounting Policies

The accompanying financial statements have been prepared on an accrual basis. The following is a summary of significant policies which are in conformity with accounting principles generally accepted in the United States of America and are consistently followed by the Plan in the preparation of its financial statements.

Valuation of Investments

The Plan’s investments are stated at fair value, which is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. See Note 7 for disclosure of the Plan’s fair value measurements. Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the investment in the common collective trust (investment contract) as well as the adjustment of the common/collective trust from fair value to contract value relating to the underlying investment contracts.

5

Donaldson Company, Inc.

Retirement Savings and Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2011 and 2010

Investment Earnings

Investment income is recorded as earned. Dividend income is recorded on the ex-dividend date. The Plan presents the net appreciation in the fair value of its investments in the Statement of Changes in Net Assets Available for Benefits. Net appreciation consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Contributions

Participant contributions and Company matching contributions are recorded in the period the Company makes the payroll deductions. Company discretionary contributions, if any, are recorded in the period in which they were declared.

Benefits Paid to Participants

Benefits paid to participants are recorded when paid.

Plan Expenses

Investment management fees and administrative fees charged by the Trustee are paid by the Plan. All other expenses, including legal, accounting and other services, are paid by the Company.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Ultimate results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in various combinations of investment securities. Investment securities are exposed to various risks including, but not limited to, interest rates, market conditions and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits in future periods.

Concentration of Market Risk

At December 31, 2011 and 2010, approximately 56% and 54% of the Plan’s net assets available for benefits were invested in the Donaldson Company, Inc. Common Stock Fund, respectively. The underlying value of this fund is dependent on the performance of the Company and the market’s evaluation of such performance. It is at least reasonably possible that changes in the fair value of the Company’s common stock in the near term could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits in future periods.

New Accounting Standards

In May 2011, the FASB issued updated guidance relating to achieving common fair value measurement and disclosure requirements in U.S. GAAP and IFRSs. This guidance converges the fair value measurement guidance in U.S. GAAP and International Financial Reporting Standards (“IFRS”). Some amendments clarify the application of existing fair value measurement requirements and others change a particular principle for measuring fair value for disclosing fair value measurement information. In addition, the updated guidance requires additional fair value disclosures. This guidance is effective for fiscal years beginning after December 15, 2011 which for the Plan will be the year ended December 31, 2012. The Plan is currently evaluating the impact of adoption of this guidance on its statement of net assets and fair value measurement disclosures.

6

Donaldson Company, Inc.

Retirement Savings and Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2011 and 2010

3.	Investments

The investments that represent 5% or more of the Plan’s net assets available for benefits were as follows as of December 31, 2011 and 2010, respectively:

	2011	2010
Donaldson Company, Inc. Common Stock Fund	$306,764,442	$283,811,896
Fidelity Contrafund	47,685,202	47,958,494
Fidelity Managed Income Portfolio II Fund	37,507,005	39,230,259
Fidelity Equity Income Fund	*	27,251,282

*Investment did not exceed 5% or more of the Plan’s net assets available for benefits.

During the year ended December 31, 2011, investments had net appreciation (depreciation) in value as follows:

Net depreciation of mutual funds	$(9,571,837)
Net appreciation of Company common stock	44,507,566
$34,935,729

On January 27, 2012, Donaldson Company, Inc. announced that its Board of Directors declared a two-for-one common-stock split effected in the form of a 100 percent stock dividend. The stock split was distributed March 23, 2012, to stockholders of record as of March 2, 2012. The two-for-one stock split is reflected in the share amounts in all periods presented in this Form 11-K.

At December 31, 2011, the Donaldson Company, Inc. Common Stock Fund consisted of 9,009,928 shares of the Company’s common stock valued at $306,763,231 and $1,211 in the Fidelity Institutional Cash Portfolio which consists mainly of cash. At December 31, 2010, the Donaldson Company, Inc. Common Stock Fund consisted of 9,734,410 shares of the Company’s common stock valued at $283,810,854 and $1,042 of cash in the Fidelity Institutional Cash Portfolio.

4.	Nonparticipant-Directed Investments

At December 31, 2011 and 2010 the balance in the nonparticipant-directed portion of the Donaldson Company, Inc. Common Stock Fund totaled $306,764,442 and $283,811,896, respectively. Information about the significant components of the changes in net assets available for benefits relating to the nonparticipant-directed investments is as follow:

Year-ended December 31, 2011
Changes in Nonparticipant-Directed Net Assets of
Donaldson Company, Inc. Common Stock Fund:
Contributions	$4,304,241
Interest and dividend income	1,858,061
Net appreciation	44,507,566
Benefits paid to participants	(19,354,564)
Transfers to participant-directed investments	(8,362,758)
$22,952,546

7

Donaldson Company, Inc.

Retirement Savings and Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2011 and 2010

5.	Tax Status

The Plan has received a favorable determination letter from the IRS, dated September 20, 2002, stating that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code (the “Code”) and is therefore generally exempt from federal income taxes under provisions of Section 501(a). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. generally accepted accounting principles require Plan management to evaluate tax positions taken by the Plan.  The effects of an uncertain tax position are recognized in the financial statements when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS.  The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011 and 2010, there are no uncertain positions taken or expected to be taken.  The Plan has recognized no interest or penalties related to uncertain tax positions.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2008.

6.	Related Party Transactions

Participants have the option to direct their contributions to be invested in mutual funds, which are sponsored by the Trustee, and a Company stock fund comprised primarily of Donaldson Company, Inc. common stock. The Trustee is authorized, under contract provisions and by exemption under 29 CFR 408(b) of ERISA regulations, to invest in securities under its control and in the Company’s common stock. For the year ended December 31, 2011, purchases and sales of the securities under the Trustee’s control were $85,864,752 and $109,853,141, respectively.

7.	Fair Value Measurements

Financial Accounting Standards Board Accounting Standards Codification Topic 820 (“ASC 820”) establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below.

8

Donaldson Company, Inc.

Retirement Savings and Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2011 and 2010

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include:

▪	Quoted prices for similar assets or liabilities in active markets;
▪	Quoted prices for identical or similar assets or liabilities in inactive markets;
▪	Inputs other than quoted prices that are observable for the asset or liability; and
▪	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used during the year ended December 31, 2011.

Donaldson Company, Inc. Common Stock Fund: Investments in the Donaldson Company, Inc. Common Stock Fund are valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Investments in mutual funds are stated at fair value based on quoted market prices.

Common / Collective trusts: Investments in the common / collective trust are valued at contract value, which approximates fair value. It is the policy of the common / collective trust to use its best efforts to maintain a stable net asset value (NAV) of $1.00 per unit, although there is no guarantee that the common / collective trust will be able to maintain this value. The common / collective trust uses independent pricing services approved by the Trustee to value its investments. When current market prices or quotations are not readily available or reliable, valuations may be determined in good faith in accordance with procedures adopted by the Trustee. Factors used in determining value may include market or security specific events, changes in interest rates and credit quality.

The methods described above may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

9

Donaldson Company, Inc.

Retirement Savings and Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2011 and 2010

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value:

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total

Donaldson Company, Inc. Common Stock Fund*	$306,764,442	$—	$—	$306,764,442
Mutual Funds and Interest Bearing Cash*	202,561,095	—	—	202,561,095
Common/Collective Trust*	—	38,440,993	—	38,440,993
Total assets at fair value	$509,325,537	$38,440,993	$—	$547,766,530

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total

Donaldson Company, Inc. Common Stock Fund**	$283,811,896	$—	$—	$283,811,896
Mutual Funds and Interest Bearing Cash**	199,861,586	—	—	199,861,586
Common/Collective Trust**	—	39,621,494	—	39,621,494
Total assets at fair value	$483,673,482	$39,621,494	$—	$523,294,976

*Donaldson Company, Inc. Common Stock Fund, Mutual Funds and Interest Bearing Cash and Common/Collective Trust invest approximately 80% in Mid/Large Cap Companies, 12% in Fixed Income, 4% in Small Cap Companies, 3% in Foreign companies and 1% in other as of December 31, 2011.

**Donaldson Company, Inc. Common Stock Fund, Mutual Funds and Interest Bearing Cash and Common/Collective Trust invest approximately 79% in Mid/Large Cap Companies, 12% in Fixed Income, 5% in Small Cap Companies, and 4% in Foreign companies as of December 31, 2010.

10

Donaldson Company, Inc.

Retirement Savings and Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2011 and 2010

8.	Investment Contract with Company

The Plan has a fully benefit-responsive investment contract with Fidelity Management Trust Company (“FMTC”), the Fidelity Managed Income Portfolio II (“MIP II” or “Common / collective trust”). The objective of the MIP II is to seek the preservation of capital and to provide a competitive level of income over time that is consistent with the preservation of capital. To achieve its investment objective, MIP II invests in assets and enters into contracts issued by third-parties, and invests in cash equivalents represented by shares in a money market fund. The contract is included in the financial statements at fair value and then adjusted to contract value as reported to the Plan by FMTC. Contract value represents contributions made under the contract, plus interest and dividends credited, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The contract has certain restrictions that impact the ability to collect the full contract value. Withdrawals prompted by certain events, including premature termination of the contract by the Plan, plant closings, layoffs, Plan termination, bankruptcy, mergers and early retirement incentives, may be paid at market value, which may be less than book value. The Company believes that the occurrence of events that would cause the plan to transact at less than contract value is not probable.

FMTC is contractually obligated to pay the principal and any interest and dividends that have been credited to the Plan. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%.

	2011	2010
Rate of return on investments underlying the contract*	1.92%	2.25%
Based on interest rate credited to participants**	1.60%	1.82%

*Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.

**Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the investments on the same date.

At December 31, 2011, the Plan had no unfunded commitments related to the common / collective trust. Redemptions made in order to accommodate a participant-directed exchange to another investment option may be made on any business day, provided that the exchange is not directed into a competing fund (money market funds or certain other types of fixed income funds). Transferred amounts must be held in a non-competing investment option for 90 days before subsequent transfers to a competing fund can occur, and may be subject to certain redemption fees.

9.	Subsequent Events

The Plan has evaluated subsequent events through the date that the financial statements were issued, for events requiring recording or disclosure in the Plan’s financial statements.

11

SUPPLEMENTAL SCHEDULE

Donaldson Company, Inc.

Retirement Savings and Employee Stock Ownership Plan

Schedule H, line 4i — Schedule of Assets (Held at End of Year)

December 31, 2011

EIN 41-0222640

Plan Number 007

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including the Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
*	Donaldson Company, Inc. Common Stock Fund	Common Stock, 9,009,928 shares participation	$66,913,663	$306,764,442
*	Fidelity Managed Income Portfolio II Fund	Common / Collective Trust, 38,440,993 units of participation	**	38,440,993
*	Fidelity Contrafund K	Mutual Fund, 707,391 units of participation	**	47,685,202
*	Fidelity Equity Income Fund	Mutual Fund, 596,593 units of participation	**	24,645,274
*	Fidelity Diversified International K	Mutual Fund, 598,437 units of participation	**	15,248,168
	PIMCO Total Return Fund	Mutual Fund, 2,209,718 units of participation	**	24,019,639
	Schroeder U.S. Opportunities Fund	Mutual Fund, 777,538 units of participation	**	17,230,247
	Vanguard Inflation Protected Fund	Mutual Fund, 77,397 units of participation	**	2,144,667
	Spartan 500 Index Fund	Mutual Fund, 158,707 units of participation	**	7,062,441
	Brokeragelink Fund	Mutual Fund, 4,854,145 units of participation	**	4,854,145
	American Beacon Small Cap Fund	Mutual Fund, 229,350 units of participation	**	4,359,943
	Dodge & Cox International	Mutual Fund, 60,351 units of participation	**	1,764,663
*	Fidelity Freedom Income K	Mutual Fund, 213,215 units of participation	**	2,409,334
	Roxbury Small Cap Growth Fund	Mutual Fund, 111,379 units of participation	**	1,792,084
*	Fidelity Freedom K 2005	Mutual Fund, 20,394 units of participation	**	244,322
*	Fidelity Freedom K 2010	Mutual Fund, 289,860 units of participation	**	3,507,304
*	Fidelity Freedom K 2015	Mutual Fund, 731,043 units of participation	**	8,867,549
*	Fidelity Freedom K 2020	Mutual Fund, 994,467 units of participation	**	12,361,227
*	Fidelity Freedom K 2025	Mutual Fund, 564,358 units of participation	**	7,020,612
*	Fidelity Freedom K 2030	Mutual Fund, 503,802 units of participation	**	6,317,682
*	Fidelity Freedom K 2035	Mutual Fund, 353,877 units of participation	**	4,434,084
*	Fidelity Freedom K 2040	Mutual Fund, 389,740 units of participation	**	4,899,032
*	Fidelity Freedom K 2045	Mutual Fund, 66,713 units of participation	**	844,585
*	Fidelity Freedom K 2050	Mutual Fund, 67,106 units of participation	**	848,891
*	Participant Loans	Participant loans receivable, interest rates from 4.25% to 10.50%, payable through December 2021	$0	4,588,031
				$552,354,561

*	Denotes party-in-interest.
**	Historical cost information is omitted as it is not required by the Department of Labor under the instructions to the Form 5500 for participant-directed accounts.

12

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DONALDSON COMPANY, INC. RETIREMENT SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN (Name of Plan)

Date	June 6, 2012	By:	Donaldson Company, Inc., the Plan Administrator

		By:	/s/ James F. Shaw
James F. Shaw Vice President, Chief Financial Officer

13